DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
N/A

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]
				      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS 			WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
957,800

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,282,167

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,282,167

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
21.67%
___________________________________________________________

14. TYPE OF REPORTING PERSON
IA

The following constitutes Amendment # 1 to the 13d filed on 02/15/2008 by the reporting person. This amendment # 1 amends the schedule 13d as specifically set forth.

ITEM 6. is amended as follows:

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a non-disclosure agreement,
representatives of the issuer met
with representatives of the filing group to discuss potential business combination s or acquisitions by the issuer. After discussion with the issuer, representatives of the filing group executed a statement with the issuer describing the filing group's criteria for evaluating a proposed business combination and, for a business combination that meets our criteria, our intention either to: (i) support the proposed business combination or
(ii) accept a bid for some or all of our holdings of the issuers common stock.

Dated: 3/26/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos